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SEC
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FEB 22 2012

Washington, DC
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SEC FILE NUMBER
8-46668

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER:

SIA Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 IDS Center, 80 S. 8th Street
(No. and Street)

Minneapolis (City) **Minnesota** (State) **55402** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Boston **(612) 359-2558**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

50 South Sixth Street (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SIA SECURITIES CORP.

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Paul Rasmussen, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to SIA Securities Corp. as of and for the year ended December 31, 2011, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Rasmussen
President

Subscribed to before me this 16 day of February 2012.

Notary Public

VICKI L. ESTES
Notary Public-Minnesota
My Commission Expires Jan 31, 2013

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
SIA Securities Corp.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of SIA Securities Corp. (the "Company") as of December 31, 2011, and the related statements of operations, cash flows, and changes in shareholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 16, 2012

SIA SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

ASSETS:	
Cash equivalents (Note 2)	$ 103,138
Accounts receivable	16,057
Investment in affiliated mutual fund (Note 2)	42,672
Prepaid expenses	10,800
TOTAL	$ 172,667

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Payable to Sit Investment Associates, Inc.	$ 15,720
Accounts payable	12,949
Income tax payable	493
Deferred tax liability	3,463
Total liabilities	32,625
SHAREHOLDERS' EQUITY:	
Common stock, $0.01 par value — authorized, 1,000,000 shares; issued and outstanding, 50,000 shares	500
Additional paid-in capital	84,500
Retained earnings	55,042
Total shareholders' equity	140,042
TOTAL	$ 172,667

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Distribution and marketing fee (Note 2)	$ 45,505
12b-1 fees	138,801
Dividend income	11
Loss on investments in affiliated mutual funds (Note 2)	(2,981)
Total revenues	181,336
EXPENSES (Note 1):	
Registration and licensing fees	9,953
Management fee (Note 5)	4,000
Professional fees	12,200
Insurance	7,776
Other	139,029
Total expenses	172,958
INCOME BEFORE PROVISION FOR INCOME TAXES	8,378
PROVISION FOR INCOME TAXES (Note 4)	1,920
NET INCOME	$ 6,458

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 6,458
Adjustments to reconcile net income to net cash provided by operating activities:	
Noncash items included in net income:	
Unrealized loss on investments in mutual funds	2,981
Deferred income taxes	1,420
Changes in assets and liabilities:	
Accounts receivable	(8,358)
Prepaid expenses	396
Payable to Sit Investment Associates, Inc.	9,333
Accounts payable	(1,105)
Income tax payable	(114)
Net cash provided by operating activities	11,011
INCREASE IN CASH EQUIVALENTS	11,011
CASH EQUIVALENTS — Beginning of year	92,127
CASH EQUIVALENTS — End of year	$ 103,138

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE — January 1, 2011	$ 500	$ 84,500	$ 48,584	$ 133,584
Net income			6,458	6,458
BALANCE — December 31, 2011	$ 500	$ 84,500	$ 55,042	$ 140,042

See notes to financial statements.

1. OWNERSHIP AND NATURE OF BUSINESS

SIA Securities Corp. (the "Company") is a 75%-owned subsidiary of Sit Investment Associates, Inc. (SIA). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary objective is the promotion and marketing of the Sit Mutual Funds (the "Mutual Funds"), a group of no-load mutual funds for which SIA is the investment adviser. Pursuant to a management agreement between the Company and SIA, most of the Company's operating expenses are paid by SIA. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of SIA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents consist of money market mutual funds. These money market mutual funds are carried at fair value and are considered cash equivalents because of the Company's ability to redeem them at any time.

Investment in Affiliated Mutual Fund — Investment represents shares of a Sit Mutual Fund, which is recorded at fair value using public market quotations or quoted net asset value (NAV). The changes in fair value of such investments are included in income during the period in which the changes occur.

Revenue Recognition — Distribution and marketing revenue is recognized as earned. The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Sit Dividend Growth Fund, which are recognized as earned.

Income Taxes — The Company files its own income tax returns. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities at year-end using the tax rate expected to exist when the temporary difference reverses. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized.

Accounting guidance for the recognition, measurement, and disclosure of uncertain tax positions requires companies to recognize the tax benefits of uncertain positions only when the position is more-likely-than-not recognized to be sustained, assuming examination by tax authorities. The amount recognized represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed, or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) on the excess. The Company's policy is to classify interest and penalty expense associated with unrecognized tax benefits as income tax expense in the statement of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statements.

3. ASSETS MEASURED AT FAIR VALUE

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 — Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value — The Company uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

A description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy is as follows:

Cash Equivalents — Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their NAV and classified as Level 1.

Investment in Affiliated Mutual Fund — The fair value of these securities and mutual funds are based on quoted prices in active markets or quoted NAV and are classified as Level 1.

	Fair Value Measurements as of December 31, 2011, Using			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 103,138	$ -	$ -	$ 103,138
Investment in affiliated mutual fund	42,672			42,672
	$ 145,810	$ -	$ -	$ 145,810

There were no transfers between levels during the year ended December 31, 2011.

4. INCOME TAXES

Income tax expense for the year ended December 31, 2011, consists of the following:

	Current	Deferred	Total
Federal	$ 275	$ 823	$ 1,098
State	225	597	822
Provision for income taxes	$ 500	$ 1,420	$ 1,920

The tax effects of temporary differences that give rise to deferred tax assets relate to the difference between the financial statement and tax basis of the investments held in affiliated mutual funds at year-end, using the tax rate expected to exist when the temporary difference reverses.

The Company had no unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2011. The Company does not anticipate a significant increase in unrecognized tax benefits over the next 12 months. The federal and state tax returns are subject to examination by the tax authorities for the years subsequent to 2008 and 2007, respectively.

5. RELATED-PARTY TRANSACTIONS

The Company has a management agreement with SIA, whereby SIA pays most of the Company's operating expenses that are charged or allocated to the Company, including legal, professional, and insurance costs. Amounts charged or allocated to the Company by SIA in 2011 were $ 172,958, which are presented in expenses in the statement of operations. SIA also provides the Company with office facilities to conduct its business activities. In return for these services, the Company pays a management fee to SIA, which was $ 4,000 in 2011. Additionally, SIA pays an annual distribution and marketing fee to the Company in an amount agreed upon by SIA and the Company, which was $45,505 in 2011. The Company has payables to SIA of $15,720 as of December 31, 2011.

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC-required levels. As of December 31, 2011, the Company's net capital of $97,502 was $72,502 in excess of its required net capital of $25,000. The Company's ratio of aggregated indebtedness to net capital was 0.33 to 1 as of December 31, 2011.

The Company claims exemption from the SEC's Rule 15c3-3 of the SEC under paragraph (k)(1) of that rule. Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

7. SUBSEQUENT EVENTS

The Company evaluated all subsequent events through the issuance of these financial statements on February 16, 2012, and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

SIA SECURITIES CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

NET CAPITAL:	
Total shareholders' equity	$ 140,042
Less nonallowable assets:	
Accounts receivable	16,057
Prepaid expenses	10,800
Total nonallowable assets	26,857
Net capital before haircuts	113,185
Haircuts on securities:	
Cash equivalents	9,282
Investment in affiliated mutual fund	6,401
Total haircuts on securities	15,683
NET CAPITAL	$ 97,502
AGGREGATED INDEBTEDNESS:	
Accounts payable	$ 12,949
Income taxes payable	493
Payable to Sit Investment Associates, Inc.	15,720
Deferred tax liability	3,463
TOTAL AGGREGATED INDEBTEDNESS	$ 32,625
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 25,000
Excess net capital	$ 72,502
Ratio of aggregated indebtedness to net capital	0.33 to 1.00

Note: There are no material differences between this computation and that filed by the Company on January 25, 2012.

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 16, 2012

SIA Securities Corp.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of SIA Securities Corp. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 16, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Member of
Deloitte Touche Tohmatsu Limited